

# Manor
# Investment Funds

## 2nd Quarter Report
## June 30, 2017
## (Unaudited)

Fund Office:
15 Chester Commons
Malvern, PA 19355
610-722-0900     800-787-3334
www.manorfunds.com

Managed by:
Morris Capital Advisors, LLC

# Manor Investment Funds
## 15 Chester Commons
## Malvern, PA  19355

June 30, 2017

Dear Fellow Shareholders:

Our funds continue to prosper by consistently applying the conservative investment approach that has been successful over so many years.

## Innovation and Adaptation

In the early 60's a young student at Yale University wrote a paper for his economics class on a new concept for a delivery service.  Legend has it that he barely earned a C for the paper (much like another famous Yale University graduate) from a dismissive professor who told him that the idea wasn't feasible.  The young man was Frederick Smith, and the paper became the basis for the company he founded, Federal Express.  His company transformed the mail and package shipping industry, using overnight delivery to create a multi-billion dollar company and turning FedEx into a highly respected global brand.

There are several lessons from the experience of Fred Smith and his company that may be instructive for our economy and the financial markets today.  His business idea was truly innovative, targeting a low-tech industry with entrenched participants. He took tremendous risks in the early years and went to great lengths to keep the company afloat.  His focus on long-term goals ultimately created millions of jobs, but also created many winners and losers among those who tried to emulate him or those who resisted.

We can see the similar innovators in our economy today as companies like Apple, Amazon, Facebook, and Uber transformed industries and created global brands and businesses.  It is interesting to note that this "second wave" of innovation has really been an adaptation of the technology infrastructure created during the first wave of innovation in the late 1990's.  It has taken much more than a decade, and there have been more than a few winners and losers along the way, but it is clear that major economic sectors are changing.

Some have argued that the Fed has been an innovator over the past decade.  Coordinated interest rate policy that pushed short term rates to zero, and the outright purchase of government securities (quantitative easing) are examples of policy innovations.  Those innovations have been extended as the Fed expanded its purchases to mortgage backed securities, as well.  The financial markets and investors have been forced to adapt to this new role of Fed policy.

Innovation has occurred in the financial markets, as well.  High frequency computer driven trading algorithms ignore valuation metrics, ultra low cost electronic trading encourage more trading, and a plethora of ETF and index offerings mask risk and diversification concerns.  As the markets push to new highs it is difficult to determine if the adaptation of these innovations is truly transformative, or if they will disrupt the ability of investors to make sound long-term decisions.

As the financial markets adapt to these innovations it has become more difficult to reconcile traditional valuation measures to their historical norms.  Companies mentioned above, and many others like them, have disrupted those metrics replacing plant and equipment assets with intellectual property and outsourced manufacturing, and traditional debt-based financing with venture capital and private equity.  The process is further complicated as pro-forma earnings and cash flow have replaced reports based on generally accepted accounting principals.

**The Manor Fund**

The Manor Fund rose 3.63%, net of all fees and expenses, during the quarter ending June 30, 2017, outperforming both the S&P 500 index return of 3.09% and comparable mutual funds, as measured by the Lipper Large-Cap Core mutual fund index, return of 2.97%. The Fund also out-performed both the S&P 500 index and comparable mutual funds during the trailing year returning 22.01% for the Fund compared to 17.91% for the S&P 500 and 18.74% for comparable mutual funds. The Fund underperformed the S&P 500 index and comparable mutual funds during the trailing 3-year, 5-year, and 10-year periods with annualized returns of 5.13%, 12.53%, and 6.25% for the Fund compared to annualized returns of 9.62%, 14.58%, and 7.15% for the S&P 500 index, and returns of 8.31%, 13.74%, and 6.39% for the Lipper Large-Cap Core mutual fund index.

During the 2nd Quarter of 2017, the Fund was helped by strong performance from Delta Airlines, Inc., Avery Dennison Corp., Anthem, Inc., Carnival Corp., and FedEx Corporation. The shares of Delta Airlines, one of the weak performers last quarter, rose steadily. The company reported revenue and earnings above expectations despite a decline in passenger unit revenues. Also contributing to the strength in the stock was management expectations of increasing passen-ger unit revenues and the downward trend of oil prices which contribute to lower fuel costs, a major component of the cost structure for all airlines. The shares of Avery Dennison rose steadily throughout the quarter. The stock was a top performer last quarter, as well. Avery reported reve-nue and earnings above expectations and raised guidance again based on strong operating results. The shares of Anthem, a managed care company offering health plans for business and govern-ment, also rose steadily throughout the quarter. The company announced revenue and earnings above expectations and raised guidance. Anthem has managed its business well through the recent changes in healthcare policy. The shares of Carnival also rose steadily throughout the quarter. The cruise line company reported revenue and earnings above expectations, and raised guidance. Carnival has experienced increased bookings and higher pricing, as well as fuel savings from lower oil prices. The shares of FedEx rose late in the quarter after the company reported earnings above expectations and strong revenue growth. Results were aided by increased package volume, higher base rates, and lower fuel costs.

Notable laggards during the 2nd Quarter of 2017 include Kroger Company, Discover Finan-cial Services, Baker Hughes, Inc., Signet Jewelers, Ltd., and AT&T, Inc. The shares of Kroger fell sharply when the company reported quarterly results. Kroger reported earnings in line with expec-tations and revenue growth, but reduced earnings guidance for the next fiscal year. The stock fell sharply again the next day after Amazon announced its purchase of Whole Foods. The news raised investor concerns that higher competition and pricing pressures would pressure already thin operat-ing margins. The shares of Baker Hughes trended lower despite announcing earnings above ex-pectations. Positive comments by management about improving market conditions and progress on the pending combination with GE Oil & Gas could not overcome investor concerns about weak energy pricing. The shares of Signet Jewelers remained weak. The company has not been able to overcome concerns about weak operating results and risks in its financing division. The shares of AT&T were weak for much of the quarter. The company reported earnings in line with expecta-tions, but a decline in revenues. AT&T reaffirmed earnings guidance with mid-single digit growth and some margin expansion, but not enough to offset concerns about increased competition.

During the quarter we sold Occidental Petroleum and Signet Jewelers and reinvested the proceeds in Cabot Oil and Gas. The ranking of Occidental Petroleum declined as declining oil

*(Continued on page 10)*

# MANOR INVESTMENT FUNDS - MANOR FUND

**Schedule of Investments - June 30, 2017**

**(Unaudited)**

## Portfolio of Investments

| Description | Shares | Market Value |
|---|---|---|
| **COMMON STOCKS –97.1%** | | |
| **Consumer Discretionary – 10.5%** | | |
| Carnival Corp. | 3,627 | 237,822 |
| D. R. Horton, Inc. | 6,366 | 220,073 |
| Mohawk Ind. * | 1,089 | 263,201 |
| | | 721,096 |
| **Consumer Staples – 6.8%** | | |
| CVS Health Corp. | 1,817 | 146,196 |
| Kroger Company | 4,447 | 103,704 |
| PepsiCo, Inc. | 1,909 | 220,470 |
| | | 470,370 |
| **Energy – 9.0%** | | |
| Baker Hughes Inc. | 2,753 | 150,066 |
| Cabot Oil & Gas | 8,845 | 221,833 |
| Valero Energy | 3,657 | 246,701 |
| | | 618,600 |
| **Financial – 14.7%** | | |
| Chubb Corp. | 1,112 | 161,663 |
| Discover Financial | 2,944 | 183,087 |
| JPMorgan Chase | 2,438 | 222,833 |
| Metlife Inc. | 3,312 | 181,961 |
| PNC Financial | 2,063 | 257,607 |
| | | 1,007,151 |
| **Health Care – 12.4%** | | |
| Allergan PLC | 736 | 178,914 |
| AmerisourceBergen | 1,848 | 174,691 |
| Anthem, Inc. | 1,127 | 212,023 |
| Mallinckrodt plc. * | 1,495 | 66,991 |
| Zimmer Biomet | 1,725 | 221,490 |
| | | 854,109 |
| **Industrial – 15.7%** | | |
| Avery Dennison | 3,220 | 284,551 |
| Delta Air Lines | 3,604 | 193,679 |
| FedEx Corp. | 1,097 | 238,411 |
| Fortune Brands H&S | 2,929 | 191,088 |
| Pentair PLC | 2,599 | 172,938 |
| | | 1,080,667 |

| Description | Shares | Market Value |
|---|---|---|
| **Information Technology – 21.2%** | | |
| Amphenol Corp-A | 2,929 | 216,219 |
| Applied Materials | 5,221 | 215,679 |
| Facebook, Inc. * | 1,472 | 222,243 |
| Microsoft Corp. | 3,895 | 268,482 |
| Skyworks Solutions | 2,990 | 286,890 |
| Western Digital | 2,791 | 247,283 |
| | | 1,456,796 |
| **Material – 0.9%** | | |
| Nucor Corp. | 1,120 | 64,815 |
| | | 64,815 |
| **Telecomm. – 1.7%** | | |
| AT & T, Inc. | 3,006 | 113,416 |
| | | 113,416 |
| **Utility – 0.8%** | | |
| AES Corporation | 4,937 | 54,850 |
| | | 54,850 |
| **Real Estate Investment Trust – 3.4%** | | |
| Equinix, Inc. | 545 | 233,892 |
| | | 233,892 |
| TOTAL COMMON STOCKS (Cost $ 4,764,677) | | 6,675,762 |
| **SHORT-TERM INVESTMENTS – 2.8%** | | |
| 1st Amer. Gov. Fund | 196,044 | 196,044 |
| TOTAL SHORT-TERM INVESTMENTS (Cost $ 196,044) | | 196,044 |
| TOTAL INVESTMENTS – 99.9% (Cost $ 4,960,721) | | 6,871,806 |
| Other Assets less Liabilities – Net 0.1% | | 4,039 |
| NET ASSETS 100.0% | | $ 6,875,845 |

*Non-income producing during the period.

# MANOR INVESTMENT FUNDS - MANOR FUND
### Fund and Performance Information - June 30, 2017
### (Unaudited)

## Fund Performance

**Investment Performance**
**vs. the S&P 500 and the Lipper Large-Cap Core Index**



### Quarter and Annualized Total Return for Periods Ending June 30, 2017

|  | Manor Fund | S&P 500 Index | Lipper LC Core Funds |
|---|---|---|---|
| 2nd Quarter | **3.63 %** | 3.09 % | 2.97 % |
| 1-Year | **22.01 %** | 17.91 % | 18.74 % |
| 3-Year Annualized | **5.13 %** | 9.62 % | 8.31 % |
| 5-Year Annualized | **12.53 %** | 14.58 % | 13.74 % |
| 10-Year Annualized | **6.25 %** | 7.15 % | 6.39 % |
| Annualized since inception 9/26/95 | **6.36 %** | 8.78 % | 6.83 % |

*Annualized total return reflects the change in the value of an investment, assuming reinvestment of the fund's dividend income and capital gains, and a constant rate of performance each year. The performance table and returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. During periods of reimbursement by the manager, a fund's total return will be greater than it would be had the reimbursement not occurred. Performance quoted represents past performance and is no guarantee of future results. You should evaluate investment returns over a long time period as the equity market can be volatile in the short term. Current performance may be lower or higher than what is stated. Investment return and principal value will vary with market conditions so that an investor's share, when redeemed, may be worth more or less than the original cost. Call us at 800-787-3334 for current or most recent month-end performance. The advisor has contractually agreed to waive its fees and or absorb expenses of the Fund to ensure that the annual operating expenses do not exceed 1.25% through at least May 1, 2017 and cannot be terminated prior to at least one year after the effective date without approval. The gross expense ratio 1.50%.*

## Top Holdings and Industry Sectors

| Top Company Holdings | |
|---|---|
| **Company** | **% of Net Assets** |
| Skyworks Solutions | 4.2 % |
| Avery Dennison | 4.1 % |
| Microsoft Corp. | 3.9 % |
| Mohawk Industries | 3.8 % |
| PNC Financial | 3.7 % |

| Top Industry Sectors | |
|---|---|
| **Industry** | **% of Net Assets** |
| Info Technology | 21.2 % |
| Industrial | 15.7 % |
| Financial | 14.7 % |
| Health Care | 12.4 % |
| Consumer Disc. | 10.5 % |

# MANOR INVESTMENT FUNDS - GROWTH FUND

**Schedule of Investments - June 30, 2017**

**(Unaudited)**

## Portfolio of Investments

| Description | Shares | Market Value |
|---|---|---|
| **COMMON STOCKS – 97.3%** | | |
| **Consumer Discretionary – 22.7%** | | |
| Amazon.com Inc. * | 404 | 391,072 |
| Dollar Tree, Inc. * | 3,676 | 257,026 |
| Expedia, Inc. | 2,415 | 359,714 |
| LKQ Corp. * | 9,163 | 301,921 |
| Royal Caribbean | 3,681 | 402,076 |
| Time Warner Inc. | 3,218 | 323,119 |
| Whirlpool Corp. | 1,353 | 259,262 |
| | | 2,294,190 |
| **Consumer Staples – 11.5%** | | |
| Church & Dwight | 7,158 | 371,357 |
| Constellation Brands | 2,533 | 490,718 |
| Walgreens Boots | 3,784 | 296,325 |
| | | 1,158,400 |
| **Energy – 1.0%** | | |
| Schlumberger | 1,493 | 98,299 |
| | | 98,299 |
| **Financial – 3.7%** | | |
| Chubb Limited | 2,587 | 376,098 |
| | | 376,098 |
| **Health Care – 16.6%** | | |
| AbbVie, Inc. | 2,275 | 164,960 |
| Celgene Corp. * | 2,663 | 345,844 |
| Gilead Sciences | 4,032 | 285,385 |
| Thermo Fisher | 3,094 | 539,810 |
| UnitedHealth | 1,816 | 336,723 |
| | | 1,672,722 |
| **Industrial – 6.5%** | | |
| Robert Half Intl. | 5,169 | 247,750 |
| Southwest Airline | 6,506 | 404,283 |
| | | 652,033 |
| **Information Technology – 31.8%** | | |
| Alphabet Inc. Cl A * | 264 | 245,436 |
| Alphabet Inc. Cl C * | 264 | 239,905 |
| Apple, Inc. | 3,773 | 543,387 |
| Cognizant Tech * | 5,433 | 360,751 |
| F5 Networks * | 2,248 | 285,631 |
| IPG Photonics | 2,259 | 327,781 |
| MasterCard Inc. | 2,857 | 346,983 |
| Microsoft Corp. | 3,665 | 252,628 |
| ON SemCndctor * | 22,132 | 310,733 |
| Vantiv, Inc. * | 4,738 | 300,105 |
| | | 3,213,340 |
| **Material – 3.5%** | | |
| Sherwin Williams | 1,003 | 352,013 |
| | | 352,013 |
| TOTAL COMMON STOCKS (Cost $6,911,039) | | 9,817,095 |
| **SHORT-TERM INVESTMENTS – 2.7%** | | |
| 1st Amer. Gov. Fund | 271,394 | 271,394 |
| TOTAL SHORT-TERM INVESTMENTS (Cost $ 271,394) | | 271,394 |
| TOTAL INVESTMENTS – 99.9% (Cost$ 7,182,433) | | 10,088,489 |
| Other Assets less Liabilities – Net 0.1% | | 4,814 |
| NET ASSETS – 100.0% | | $ 10,093,303 |

*Non-income producing during the period.

# MANOR INVESTMENT FUNDS - GROWTH FUND
### Fund and Performance Information - June 30, 2017
### (Unaudited)

## Fund Performance



**Investment Performance
vs. the S&P 500 and Lipper Large-Cap Growth Index**

### Quarter and Annualized Total Return for Periods Ending June 30, 2017

|  | Growth Fund | S&P 500 Index | Lipper LC Growth Funds |
|---|---|---|---|
| 2nd Quarter | **5.57 %** | 3.09 % | 6.38 % |
| 1-Year | **17.76 %** | 17.91 % | 22.70 % |
| 3-Year Annualized | **7.34 %** | 9.62 % | 9.75 % |
| 5-Year Annualized | **13.26 %** | 14.58 % | 14.45 % |
| 10-Year Annualized | **6.69 %** | 7.15 % | 7.63 % |
| Annualized since inception 6/30/99 | **5.02 %** | 5.19 % | 3.07 % |

*Annualized total return reflects the change in the value of an investment, assuming reinvestment of the fund's dividend income and capital gains, and a constant rate of performance each year. The performance table and returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. During periods of reimbursement by the manager, a fund's total return will be greater than it would be had the reimbursement not occurred. Performance quoted represents past performance and is no guarantee of future results. You should evaluate investment returns over a long time period as the equity market can be volatile in the short term. Current performance may be lower or higher than what is stated. Investment return and principal value will vary with market conditions so that an investor's share, when redeemed, may be worth more or less than the original cost. Call us at 800-787-3334 for current or most recent month-end performance. The advisor has contractually agreed to waive its fees and or absorb expenses of the Fund to ensure that the annual operating expenses do not exceed 0.99% through at least May 1, 2017 and cannot be terminated prior to at least one year after the effective date without approval. The gross expense ratio 1.50%.*

## Top Holdings and Industry Sectors

| Top Company Holdings | |
|---|---|
| **Company** | **% of Net Assets** |
| Apple, Inc. | 5.4 % |
| Thermo Fisher | 5.3 % |
| Constellation Brands | 4.9 % |
| Southwest Airlines | 4.0 % |
| Royal Caribbean | 4.0 % |

| Top Industry Sectors | |
|---|---|
| **Industry** | **% of Net Assets** |
| Information Tech. | 31.8 % |
| Consumer Disc. | 22.7 % |
| Health Care | 16.6 % |
| Consumer Staples | 11.5 % |
| Industrial | 6.5 % |

# MANOR INVESTMENT FUNDS - BOND FUND

**Schedule of Investments - June 30, 2017**

**(Unaudited)**

## Portfolio of Investments

| Description | Face Amount | Value |
|---|---|---|
| **U.S. GOVERNMENT BONDS – 96.4%** | | |
| U.S. Treasury 1.375% Due 11-30-18 | 250,000 | 250,117 |
| U.S. Treasury 1.000% Due 11-30-19 | 250,000 | 247,344 |
| U.S Treasury 1.500 % Due 01-31-22 | 200,000 | 196,953 |
| U.S. Treasury 1.250 % Due 07-31-23 | 400,000 | 381,781 |
| U.S. Treasury 1.500 % Due 08-15-26 | 150,000 | 140,285 |
| TOTAL U.S. GOVERNMENT BONDS (Cost $ 1,234,957) | | 1,216,480 |
| **SHORT-TERM INVESTMENTS – 3.1%** | | |
| 1st American Treasury Obligation Fund | 39,229 | 39,229 |
| TOTAL SHORT-TERM INVESTMENTS (Cost $ 39,229) | | 39,229 |
| TOTAL INVESTMENTS – 99.5% (Cost $ 1,274,186) | | 1,255,709 |
| Other Assets less Liabilities – Net – 0.5% | | 5,814 |
| NET ASSETS - 100.0% | | $ 1,261,523 |

*SECURITY VALUATION:*
*Equity securities which are traded on a national or foreign securities exchange and over-the-counter securities listed in the NASDAQ National Market System are valued at the last reported sales price on the principal exchange on which they are traded on the date of determination. Securities for which no sale was reported on that date are valued at the mean between the last reported bid and asked prices. Over-the-counter securities not listed on the NASDAQ National Market System are valued at the mean of the current bid and asked prices. Fixed income securities are valued on the basis of valuations provided by independent pricing services. The independent pricing organization values the investments, taking into consideration characteristics of the securities, values of similar securities that trade on a regular basis, and other relevant market data. Securities for which market quotations are not readily available may be fair valued under procedures adopted by the Fund's board. Short-term securities maturing in 60 days or less are stated at cost plus accrued interest earned which approximated market value, in accordance with the terms of a rule adopted by the Securities and Exchange Commission. The amortized cost method values a security at cost on the date of purchase and thereafter assumes a constant amortization to maturity of any discount or premium.*

# MANOR INVESTMENT FUNDS - BOND FUND
### Fund and Performance Information - June 30, 2017
### (Unaudited)

## Fund Performance



**Investment Performance**
**vs. the Barclay's Int. Treasury Index**
**and the Lipper Gov't Index**

### Quarter and Annualized Total Return for Periods Ending June 30, 2017

|  | Bond Fund | Lipper US Gov't Fund Index | Barclays Intermediate Treasury Index |
|---|---|---|---|
| 2nd Quarter | **0.10 %** | 0.90 % | 0.66 % |
| 1-Year | **-2.46 %** | -1.21 % | -1.32 % |
| 3-Year Annualized | **-0.38 %** | 1.83 % | 1.48 % |
| 5-Year Annualized | **-0.47 %** | 1.08 % | 1.06 % |
| 10-Year Annualized | **0.88 %** | 3.76 % | 3.47 % |
| Annualized since inception 6/30/99 | **1.91 %** | 4.30 % | 4.07 % |

*Annualized total return reflects the change in the value of an investment, assuming reinvestment of the fund's dividend income and capital gains, and a constant rate of performance each year. The performance table and returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. During periods of reimbursement by the manager, a fund's total return will be greater than it would be had the reimbursement not occurred. Performance quoted represents past performance and is no guarantee of future results. You should evaluate investment returns over a long time period as the equity market can be volatile in the short term. Current performance may be lower or higher than what is stated. Investment return and principal value will vary with market conditions so that an investor's share, when redeemed, may be worth more or less than the original cost. Call us at 800-787-3334 for current or most recent month-end performance. The advisor has contractually agreed to waive its fees and or absorb expenses of the Fund to ensure that the annual operating expenses do not exceed 0.95% through at least May 1, 2017 and cannot be terminated prior to at least one year after the effective date without approval. The gross expense ratio 1.00%.*

## Top Five Holdings

| Security | % of Net Assets |
|---|---|
| US Treasury 1.250% Due 07-31-23 | 30.3 % |
| US Treasury 1.375% Due 11-30-18 | 19.8 % |
| US Treasury 1.000% Due 11-30-19 | 19.5 % |
| US Treasury 1.500% Due 01-31-22 | 15.6 % |
| US Treasury 1.500% Due 08-15-26 | 11.2 % |

*(Continued from page 3)*

prices pressured operating margins and the value of energy assets on the balance sheet. Signet Jewelers struggled to execute in a weak retail marketplace and has experienced problems in its repair and financing segments. We used the proceeds of the sales to invest in Cabot Oil and Gas, an independent engaged in the development, exploitation, and exploration of oil and gas properties in the continental United States.

### The Growth Fund

The Manor Growth Fund rose 5.57%, net of all fees and expenses, during the quarter ending June 30, 2017, outperforming the S&P 500 index return of 3.09% but underperforming comparable mutual funds, as measured by the Lipper Large-Cap Growth mutual fund index, return of 6.38%. The Fund underperformed the S&P 500 index during the trailing 1-year, 3-year, 5-year, and 10-year periods with returns of 17.76%, 7.34%, 13.26%, and 6.69% for the Fund compared to returns of 17.91%, 9.62%, 14.58%, and 7.15% for the index. The fund underperformed comparable mutual funds, as measured by the Lipper Large-Cap Growth mutual fund index during the trailing 1-year, 3-year, 5-year and 10-year periods with returns of 17.76%, 7.34%, 13.26%, and 6.69% for the fund compared to returns of 27.70%, 9.75%, 14.45%, and 7.63% for the index. The Fund continues to outperform the Lipper index since inception with an annualized return of 5.02% for the Fund compared to 3.07% for the index.

During the 2nd Quarter of 2017 the Fund was helped by strong performance from Constellation Brands, Thermo Fisher Scientific, Expedia, Inc., Southwest Airlines, and Royal Caribbean Cruises. The shares of Constellation Brands, a producer and marketer of beer, wine, and spirits, rose steadily throughout the quarter, extending a trend stretching back to the beginning of the year. The stock jumped again on the final trading days of the quarter when the company reported earnings above expectations and raised earnings guidance for the next fiscal year. Thermo Fisher develops and manufactures a wide range of products for life sciences laboratories and analytics. The stock rallied when the company reported revenue and earnings above expectations, and raised guidance for the fiscal year. The shares of Expedia also extended a rally that began at the beginning of the year. The operator of on line travel sites reported strong revenue growth but missed earnings expectations. Investors chose to focus on positive factors that contributed to the revenue growth, especially at its Trivago business segment. The shares of Southwest Airlines rose throughout the quarter, extending a trend that reached back to the middle of last year. Southwest missed earnings estimates but continues to experience growth in revenue per average seat mile, an important metric in the airline industry. The shares of Royal Caribbean Cruses rose steadily throughout the quarter. The company reported earnings above expectations, solid revenue growth, and reaffirmed guidance for the fiscal year.

Notable laggards during the 2nd Quarter of 2017 include F5 Networks, Inc., ON Semiconductor Co., Acuity Brands, Inc., Dollar Tree, Inc., and Schlumberger, Ltd. The shares of F5 Networks fell early in the quarter. The company reported solid revenue growth, but missed earnings expectations. Management outlined several new products scheduled to ship in the current quarter, but lowered revenue and earnings guidance, contributing to investor confusion. The shares of ON Semiconductor fell late in the quarter, despite an upbeat earnings report. The company reported strong revenue growth, revenue and earnings above expectations, and raised revenue guidance for the next quarter. The late-quarter weakness mirrored the stock price action of many other semiconductor names during that period. The shares of Acuity Brands declined early in the quarter after the company reported revenue and earnings below expectations. Company management indicated that they expect softness in market demand through the remainder of the fiscal year. The shares of Dollar Tree were weak through the latter part of the quarter. The company reported revenue growth, but missed earnings expectations, and guided earnings lower for the quarter and fiscal year. The weakness is similar to other companies in the retail industry and the deep-discount sector where the company operates. The shares of Schlumberger, a provider of energy drilling and production services, were weak throughout the quarter, extending a trend that stretched back to the beginning of the year. The company reported moderate revenue growth that was lower than expectations, and earnings in line with expectations. The reaction in the shares reflected investor disappointment in the results, and concerns that continued weakness in the price of oil would lead to a further slowdown in exploration activity.

During the quarter we sold Express Scripts and used the proceeds to purchase United Health Group. Express Scripts, a pharmacy benefits manager, had been a long-term successful holding. More recently, the company executed poorly as the health care marketplace shifted, allowing competitors to gain market share at the expense of Express Scripts. We used the proceeds to invest in United Health Group, a diversified health and well being company serving the health care needs of individuals and health care providers. We also sold both Acuity Brands and Trimble Navigation to invest in IPG Photronics. Acuity has struggled to execute in the economically sensitive lighting industry, while Trimble has experienced a decline in its growth potential. IPG develops and manufactures lasers used for materials processing, communications, and medical applications.

### The Bond Fund

The Manor Bond Fund generated a return of 0.10%, net of all fees and expenses, during the quarter ending June 30, 2017, underperforming the Bloomberg Barclay Intermediate US Treasury index return of 0.66% and the Lipper US Government mutual fund index return of 0.90%. The Fund underperformed the Bloomberg Barclay Intermediate US Treasury index and the Lipper US Government mutual fund index during the trailing 1-year, 3-year, 5-year, and 10-year periods with returns of –2.46%, -0.38%, -0.47%, and 0.88% for the Fund, compared to –1.32%, 1.48%, 1.06%, and 3.47% for the Barclay Intermediate Treasury index, and –1.21%, 1.83%, 1.08%, and 3.76% for the Lipper US Government mutual fund index. Performance over these periods reflects the relatively conservative position of the Fund's investment portfolio of US Treasury securities. The Fund is managed to provide a low-risk alternative for conservative investors.

### Policy Implications of Innovation Adaptation

While the recent push to new highs in the markets has led to elevated valuation measures, it has also prompted concerns about the anemic growth in the economy and the lack of growth in middle class incomes. Innovations in technology and artificial intelligence are making it easier to replace some higher skilled workers without a major loss of productivity, constraining income growth despite a tight labor market. Employers will have a greater incentive to accelerate the adaptation of these technologies as well-meaning but miss-guided policy efforts increase the cost of labor above its productive value. If this trend persists we may continue to experience anemic growth in both the economy and middle class incomes accompanied by elevated market valuations.

Over the past several months we have begun to observe a shift in the drivers of market performance. Initial interest rate hikes by the Fed, and the discussion of steps to reduce the Fed balance sheet, have been a reminder that Fed liquidity driven support for the financial markets is starting to unwind. As a result, investors have begun to focus on more of the fundamental, company specific factors that drive our investment process. We believe that trend will continue and think that this is an excellent opportunity to invest in those innovative companies that are priced attractively relative to those fundamental factors.

Sincerely,
Daniel A. Morris

Risks:
Mutual fund investing involves risk, including possible loss of principal amount invested. The value of equity securities fluctuates in response to issuer, political, market, and economic developments. In the short term, equity prices can fluctuate dramatically in response to these developments. Different parts of the market and different types of equity securities can react differently to these developments. Foreign securities, foreign currencies, and securities issued by US entities with substantial foreign operation can involve additional risks.

# Manor Investment Funds

Fund Office:
15 Chester County Commons
Malvern,  PA 19355

610-722-0900     800-787-3334
www.manorfunds.com

Funds distributed by:
Foreside Funds Services, LLC
Three Canal Plaza
Suite 100
Portland, ME  04101

**This report is submitted for the general information of the shareholders of the Fund.  It is not authorized for distribution to prospective investors unless preceded or accompanied by an effective prospectus, which includes information regarding the Fund's risks, objectives, fees and expenses, experience of its management and other information.**